Exhibit 99.9.5

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

X
STEVEN GOLDSTEIN,	:
on behalf of himself and all others similarly situated,	:	C.A. No. 1152-N
:
Plaintiff,	:
:
vs.	:
:
SILICONIX INCORPORATED, KING OWYANG;	:
TIMOTHY V. TALBERT; HANSPETER	:
EBERHARDT; THOMAS C. WERTHEIMER;	:
GLYNDWR SMITH; AND VISHAY	:
INTERTECHNOLOGY, INC.,	:
:
Defendants.	:
:
X

CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.            This is a stockholders’ class action on behalf of the public stockholders of Siliconix Incorporated (“Siliconix” or the “Company”), against certain of its officers and directors and its majority controlling shareholder, Vishay Intertechnology, Inc. (“Vishay”), to enjoin certain actions of defendants related to the proposed acquisition of the outstanding shares of Siliconix common stock by Vishay.

THE PARTIES

2.             Plaintiff Steven Goldstein is and at all relevant times has been an owner of the common stock of Siliconix.

3.             Siliconix is a Delaware corporation with its principal executive offices located at 2201 Laurelwood Road, Santa Clara, CA 95054. Siliconix is in the business of designing, manufacturing, and marketing power and analog semiconductor products. Siliconix focuses on technologies and products for the communications, computer and automotive markets.  Siliconix’s products are also used in instrumentation and industrial applications, and include discrete devices and integrated circuits.

4.             Vishay is a Delaware corporation with its headquarters located in Malvern Pennsylvania. Vishay is one of the world’s largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, and optoelectronics) and selected ICs, and passive electronic components (resistors, capacitors, inductors and transducers). Vishay’s components can be found in products manufactured in a broad range of industries worldwide. Vishay currently holds approximately 80.4% of the outstanding Siliconix public shares. As such, Vishay and its representatives on the Siliconix board control and dominate Siliconix’s affairs. Vishay, as the controlling shareholder of Siliconix, owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the Company’s public shareholders.

5.            (a)           At all relevant times, King Owyang (“Owyang”), Timothy V. Talbert, Hanspeter Eberhardt, Thomas C. Wertheimer (“Wertheimer”) and Glyndwr Smith (“Smith”), have served as the directors of Siliconix (collectively, the “Individual Defendants”).

(b)          In addition, at all relevant times, Owyang has served as President and Chief Executive Officer of Siliconix; Smith has served as the Executive Vice President and Assistant to the Chief Executive Officer of Vishay; and Wertheimer has served as a director of Vishay.

6.             By virtue of their positions as directors and/or officers of Siliconix, the Individual Defendants and Vishay, as controlling shareholder, owed and owe the Company’s public stockholders fiduciary obligations of good faith, candor, loyalty and fair dealing.

7.             As discussed in detail below, Vishay, in concert with the Individual Defendants, as well as the Individual Defendants, who together control the actions of Siliconix, have breached their fiduciary duties to Siliconix’s public stockholders by acting to cause or facilitate Vishay’s acquisition of the publicly-held minority shares of Siliconix for unfair and inadequate consideration, and colluding in Vishay’s coercive tactics in the buyout.

CLASS ACTION ALLEGATIONS

8.             Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of himself and all other shareholders of the Company except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

9.             This action is properly maintainable as a class action for the following reasons:

a.             The Class is so numerous that joinder of all members is impracticable.  There are in excess of 29.88 million shares of Siliconix common stock which are outstanding, held by hundreds, if not thousands, of stockholders who are members of the Class. Siliconix common stock is listed and traded on the NASDQ under the ticker symbol SILI.

b.             Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

c.             There are questions of law and fact that are common to the Class including, inter alia, the following:

(i)            Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits Vishay at the expense of the members of the Class;

(ii)           Whether the Individual Defendants, as officers and/or directors of the Company, and Vishay, the controlling stockholder of Siliconix are violating their fiduciary duties to plaintiff and the other members of the Class;

(iii)          Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

(iv)          Whether defendants have initiated and/or timed their buyout of Siliconix shares to unfairly benefit Vishay at the expense of Siliconix’s public shareholders.

d.             The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants’ actions.

e.             Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

10.          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

11.          Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

12.         Vishay currently owns about 80.4% of the outstanding Siliconix shares, and has proposed to commence a tender offer for all outstanding shares of Siliconix not owned by Vishay. Under the terms of the offer, Vishay would exchange 2.64 shares of Vishay common stock for each outstanding share of Siliconix stock, an offer valued at approximately $34.98 per Siliconix share (the “Exchange Ratio”). This price represents a discount of approximately 11% from Siliconix’s 52-week average of $39.20, and a substantial discount to its 52-week high of $59.62. Following the tender offer, Vishay intends to effect a merger of Siliconix with a subsidiary of Vishay (the “Merger”).

13.         Vishay is a majority owner of Siliconix and is, therefore, well aware of the status of Siliconix’s development and success. In making its inadequate offer to acquire the remaining stock of Siliconix, Vishay has tried to take advantage of the fact that the market price of Siliconix stock does not fully reflect the progress and future value of the Company.

14.          The Exchange Ratio to be paid to the class members is unfair and grossly inadequate and constitutes unfair dealing because, among other things, (a) the intrinsic value of the stock of Siliconix is materially in excess of the $34.98 per share value being proposed, giving due consideration to the possibilities of growth and profitability of Siliconix in light of its business, earnings and earnings power, present and future; (b) the $34.98 per share value is inadequate and offers an inadequate premium to the public stockholders of Siliconix; and (c) the $34.98 per share value is not the result of arm’s-length negotiations, but was fixed arbitrarily by Vishay to “cap” the market price of Siliconix stock, as part of a plan for Vishay to obtain complete ownership of Siliconix’s assets and business at the lowest possible price.

15.          The stock acquisition price that Vishay has offered has been dictated by Vishay to serve its own interests, and to force Siliconix’s minority shareholders to relinquish their Siliconix shares at a grossly unfair price. Such action constitutes unfair dealing.

16.          Vishay, by reason of its over 80 percent ownership of Siliconix’s outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to Siliconix’s public shareholders.

17.          Because Vishay is in possession of proprietary corporate information concerning Siliconix’s future financial prospects, the degree of knowledge and economic power between Vishay and the class members is unequal, making it grossly and inherently unfair for Vishay to obtain the remaining outstanding shares of Siliconix at the unfair and inadequate price that it has proposed.

18.          By offering a grossly inadequate price for Siliconix’s shares and threatening or planning to use coercive means of control to force the consummation of the transaction, Vishay is violating its duties as a majority shareholder.

19.          Any buyout of Siliconix’s public shareholders by Vishay on the terms recently offered will deny class members their right to share proportionately and equitably in the true value of Siliconix’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

20.           Defendants’ fiduciary obligations require them to:

a.             act independently so that the interests of Siliconix’s public stockholders will be protected;

b.             adequately ensure that no conflicts of interest exist between defendants’ own interests and the defendants’ fiduciary obligations or, if such conflicts exist, to ensure that all such conflicts are resolved in the best interests of Siliconix’s public stockholders; and

c.             provide Siliconix’s stockholders with genuinely independent representation in any negotiations with Vishay.

21.          Because Vishay controls over 80 percent of Siliconix, no auction or market check can be effected to establish Siliconix’s worth. Thus, Vishay has the power and is exercising its power to acquire Siliconix’s minority shares and dictate terms which are in Vishay’s best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of Siliconix’s stock.

22.          By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Siliconix and are engaging in improper, unfair dealing and wrongful and coercive conduct.

23.          Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

24.          Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buyout on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Siliconix’s valuable assets and businesses, all to the irreparable harm of the Class.

25.           Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A.            Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

B.            Enjoining, preliminarily and permanently, the transaction complained of herein;

C.            To the extent the transaction is consummated, rescinding the transaction or awarding rescissory damages;

D.            Directing defendants to account to the Class for all damages suffered by them as a result of defendants’ wrongful conduct;

E.             Awarding plaintiff the costs and disbursements of this action, including allowance for plaintiff’s attorneys’ and experts’ fees; and

F.             Granting such other, and further relief as this Court may deem to be just and proper.

Dated: March 4, 2005

MILBERG WEISS BERSHAD & SCHULMAN LLP
	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Ralph N. Sianni (#4151)
919 Market Street, Suite 411
Wilmington, Delaware 19801
Tel: (302) 98400597
Fax: (302) 984-0870

-and-

One Pennsylvania Plaza
New York, NY 10119-0165
Tel: (212) 594-5300
Fax: (212) 868-1229

Jack G. Fruchter
Abraham Fruchter & Twersky LLP
One Penn Plaza Suite 2805
New York, NY 10119

Attorneys for Plaintiff